November 21, 2025

Christopher Bellacicco

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Mr. Bellacicco:

On September 10, 2025, the Registrant, on behalf of its series, Rareview Government Money Market ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on November 20, 2025, you provided comments on the amendment. Below, please find those comments and the Registrant’s responses.

Comment 1: Please consider deleting the following language in the “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” risk disclosure. Otherwise, please supplementally explain the relevance of the disclosure for a money market fund.

The investments held by the Fund may be traded in markets that close at a different time than the Exchange. Liquidity in those investments may be reduced after the applicable closing times. Accordingly, during the time when the Exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads on the Exchange and the resulting premium or discount to the shares’ NAV may widen.

Response: The Registrant deleted the language.

Comment 2: (A) Does the Registrant expect an investment in the Fund to qualify as a cash equivalent under US GAAP? Why or why not? (B) Would the answer change in stressed market conditions or in a material liquidity event in the US Treasury market such as a debt ceiling impasse?

Response:

(A) Upon review, the Registrant believes the Fund would qualify as a cash equivalent under US GAAP.

(B) However, the Registrant believes the Fund would likely not qualify in the stress scenarios above, as stressed market conditions that could trigger a drop in market price relative to NAV, which would be analogous to a redemption fee.

Please see the appendix below for supporting documentation in Accounting Standards Codification 230.

3900 Key Center 127 Public Square Cleveland, Ohio 44114-1291	www.ThompsonHine.com O: 216.566.5500 F: 216.566.5800

Comment 3: Does the Fund anticipate settling share transactions in typical money market fashion (T+0) or in typical ETF fashion (T+1).

Response: The Fund anticipates settling share transactions in typical ETF fashion (T+1).

Comment 4: Please confirm that the Fund will not invest in other investment companies or adjust disclosures and include acquired fund fees and expenses in the fee table.

Response: The Registrant confirms that the Fund will not invest in other investment companies.

Comment 5: Does the Fund expect to apply to use the Federal Reserve overnight reverse repurchase facility? If no, why not?

Response: Because the Registrant believes it will find adequate repo counterparties, it does not presently intend to apply to participate in the Federal Reserve overnight reverse repurchase facility but may do so in the future should market conditions change.

Comment 6: How does the Fund intend to access the US Treasury repo market in light of SEC rules requiring central clearing in the US Treasury repo market.

Response: The Fund intends to engage in repurchase agreements with counterparties that are members of a central clearinghouse like the Fixed Income Clearing Corporation (FICC), which will permit central clearing to be an element of the repurchase agreement terms. The Fund will follow such procedures on or before the 2027 effective date of the central clearing rules.

Comment 7: Rule 6c-11 and Rule 2a-7 under the 1940 Act include a requirement to post certain information to the Fund’s website. For example, the Fund will be required to post its portfolio holdings as of the last business day of the month; and post the portfolio that will serve as the basis for NAV computation.

Response: The Fund will meet all disclosure requirements under applicable rules.

Comment 8: Does the Fund expect its shares to be eligible collateral under clearing house rules such as under the CME IEF-2 money funds program? If no, why not?

Response: While the Fund seems to be consistent with the principles of the CME IEF-2 money funds program, it is not expressly recognized and therefore unlikely to be eligible.

Comment 9: Explain how the Registrant expects the Fund’s creation basket will operate given the Fund’s expected portfolio composition. For example, the prospectus contemplates significant investment in repurchase agreements. How will investments in repo be represented in a creation basket?

Response: To the extent the Fund intends to represent repo in a creation basket, the Fund will call for cash in lieu of repo or use a government security to represent the repo allocation as an element of the custom basket.

Comment 10: Given that money market funds and ETFs are subject to differing reporting requirements such as Form NPF and Form N-PORT, please confirm the Fund will company with all reporting requirements.

Response: The Fund so confirms.

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If you have any questions or additional comments, please call the undersigned at 216-566-5706 or Zeynep Kart at 614-469-3215.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

Appendix

ASC 230-10-20 Glossary

Cash Equivalents: Cash equivalents are short-term, highly liquid investments that have both of the following characteristics:

a.	Readily convertible to known amounts of cash
b.	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Generally, only investments with original maturities of three months or less qualify under that definition. Original maturity means original maturity to the entity holding the investment. For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents. However, a Treasury note purchased three years ago does not become a cash equivalent when its remaining maturity is three months. Examples of items commonly considered to be cash equivalents are Treasury bills, commercial paper, money market funds, and federal funds sold (for an entity with banking operations).

The definition presumes that all cash equivalents have two attributes: they must be (1) short-term and (2) highly liquid. The definition then provides two characteristics that elaborate on the required attributes. In practice, reporting entities sometimes place singular focus on the maturity characteristic (short-term), while overlooking the readily convertible characteristic (highly liquid). While the FASB’s definition elaborates on the maturity characteristic, this does not diminish the requirement for a cash equivalent to be readily convertible to known amounts of cash.

We believe that the following attributes may demonstrate that an instrument is highly liquid:

•	Redeemable upon demand without significant penalty from an issuer subject to government or regulatory oversight such as a bank or financial institution
•	Traded on an established market
•	Convertible to known amounts of cash within normal processing time without significant penalty

Both characteristics included in the definition of cash equivalents must be met for an investment to be considered a cash equivalent. Accordingly, an investment with a maturity of less than three months that is not readily convertible to known amounts of cash is not a cash equivalent. Similarly, an investment that is readily convertible into a known amount of cash, but that has a maturity greater than three months, is also not a cash equivalent. We believe, however, that a liquid instrument with a stated maturity of greater than three months but puttable to the issuer of the instrument at a fixed amount within three months can be considered a cash equivalent because the put feature creates an effective maturity date within three months.

In its deliberations of ASU 2016-18, Restricted Cash, the EITF considered whether restricted cash could be a cash equivalent. Although the EITF did not conclude, the Basis for Conclusions provides a helpful way to think about the interaction between restricted cash and the definition of cash equivalents.

Excerpt from BC 9 in ASU 2016-18

… only those financial instruments that first meet the definition of cash or cash equivalents before considering the restrictions that exist in a separate provision outside those financial instruments should be included in the … total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents on the statement of cash flows.

For an example of how slight degradations to liquidity can impact the ability to classify an investment as a cash equivalent, see FSP 6.5.2.2 regarding an SEC rule that impacts the classification of certain money market funds as cash equivalents.

6.5.2.1 Credit card and debit card payments in transit to a merchant

Some reporting entities include cash in transit from credit and debit payment processors in cash and cash equivalents while others include these amounts in accounts receivable. There is diversity in practice over the classification of payments from credit card and debit card processors which settle shortly after the reporting date. Reporting entities should consistently apply and disclose the treatment of such payments.

6.5.2.2 Money market funds

Items commonly considered cash equivalents include short-term treasury bills, commercial paper, and money market funds. Although what constitutes a money market fund is not defined in ASC 230, we believe it is appropriate for a fund to be classified as a cash equivalent if it meets all of the qualifying criteria for a money market fund under the 1940 Act.

Reporting entities must assess whether it is appropriate to classify funds as cash equivalents if they do not meet all of the qualifying criteria for a money market fund under the 1940 Act. We believe it would be appropriate for a reporting entity’s investment in a fund to be classified as a cash equivalent if all of the following attributes are present:

•	A fund’s policies include a provision that requires the weighted average maturity of the fund’s securities holdings not to exceed 90 days
•	The investor has the ability to redeem the fund’s shares daily in accordance with its cash management policy
•	The fund’s investment attributes are consistent with the investment attributes of an SEC-registered money market fund

An SEC rule mandates the use of a floating net asset value (NAV) for institutional prime money market funds. The SEC notes that under normal circumstances, qualifying money market funds with floating NAVs are reported as cash equivalents. However, if credit or liquidity issues arise, including the increased potential for the enactment of liquidity fees or redemption gates, investors need to assess the validity of accounting for such money market funds as cash equivalents under such conditions.

(B)

6.5.2.3 Reassessment of money market funds as cash equivalents

If there are (1) increased credit and liquidity concerns associated with the money market fund, especially if there is a significant decline in net asset value, or (2) there are significant liquidity fees or redemption gates put in place, a money market fund may no longer have the attributes to be considered a cash equivalent. This analysis should be performed at each reporting period. If a money market fund no longer qualifies as a cash equivalent due to such analysis, we believe the corresponding outflow of cash equivalents within the statement of cash flows should be reflected as an investing activity.